UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-34045

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Colfax Corporation 401(k) Savings Plan Plus
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colfax Corporation
8170 Maple Lawn Boulevard, Suite 180
Fulton, MD 20759

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Committee
Colfax Corporation 401(k) Savings Plan Plus
Fulton, Maryland

We have audited the accompanying Statements of Net Assets Available for Benefits of Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2012 and 2011, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) as of December 31, 2012, and Delinquent Participant Contributions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Aronson LLC

Rockville, Maryland
June 24, 2013

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

Assets
Investments, at fair value	$—	$58,330,372
Receivables:
Employer contributions	28,846	18,352
Notes receivable from participants	1,513,894	1,287,217
Total receivables	1,542,740	1,305,569
Cash	69,571,163	763
Total assets reflecting investments at fair value	71,113,903	59,636,704
Adjustment from fair value to contract value for Invesco Stable Value Retirement Fund	—	(100,760)
Net assets available for benefits	$71,113,903	$59,535,944

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

Additions
Contributions:
Participant	$3,539,930
Employer	2,935,694
Rollovers	50,891
Total contributions	6,526,515
Net investment income:
Interest and dividends	2,153,369
Net appreciation in fair value of investments	3,988,422
Total net investment income	6,141,791
Interest income from notes receivable from participants	61,871
Total additions	12,730,177
Deductions
Benefits paid to participants	9,771,373
Administrative expenses	18,631
Total deductions	9,790,004
Net increase prior to plan transfers	2,940,173
Net transfers into plan	8,637,786
Net increase	11,577,959
Net assets available for benefits:
Beginning of plan year	59,535,944
End of plan year	$71,113,903

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Colfax Corporation and participating affiliates (collectively, “Colfax,” the “Company”), except for employees covered by the ESAB Group, Inc. (“ESAB”), Howden North America Inc. and Howden Variax Retirement Plans (collectively, the “Charter Plans”). Effective January 1, 2012, the Company merged the Colfax Corporation 401(k) Savings Plan for Hourly/Union Employees with the Plan. In conjunction with the Company’s acquisition of COT-Puritech, Inc., the Company merged the Spectrum Staff Management, Inc. 401(k) Plan on May 1, 2012. During the year ended December 31, 2012, non-resident aliens, leased employees, temporary employees, employees not on U.S. payroll, and employees who would be leased employees, but have not yet satisfied the service requirements were not included in the Plan.

On January 1, 2013, the Company consolidated the Charter Plans with the Plan resulting in the transfer of additional assets of approximately $124.0 million. In conjunction with the consolidation of the plans noted above, Fidelity Management Trust Company (“Fidelity”) has become the Trustee of the Plan effective January 1, 2013, at which time Plan assets were transferred from Bank of America, N.A. (the “Trustee”) to Fidelity. See Note 10, “Subsequent Events” for a discussion of changes made to the Plan subsequent to December 31, 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2012, the Plan offered eleven mutual funds, seven common collective trust funds and Colfax Corporation common stock as investment options for participants. The Plan allows for discretionary matching contributions. During 2012, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan. The Plan also provides for a non-elective safe harbor employer contribution equal to 3% of eligible compensation. Participants covered under the collective bargaining agreement between the Company and IUE-CWA AFL CIO and its Local 81250 (“Colfax Bargaining Agreement”) receive a 3% profit sharing allocation each Plan year and are not eligible for the safe harbor contribution. The Plan provided for discretionary profit sharing contributions until February 2, 2007, when this feature was frozen. Contributions are subject to certain limitations.

For the year ending December 31, 2013 (the “2013 Plan Year”), participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Employees covered under collective bargaining agreements may receive employer non-elective and/or matching contributions based on the terms of their bargaining agreement. These employer contributions range from 0% to 4% of eligible compensation for the 2013 Plan Year. For eligible employees under the Plan that are not covered by collective bargaining agreements, the Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan. Discretionary employer contribution rates range from 2% to 4% for the 2013 Plan Year based upon eligibility requirements as detailed in the Plan document. See Note 10, “Subsequent Events” for additional information on changes made to the Plan subsequent to December 31, 2012.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Allocations of investment earnings and losses are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest immediately in their contributions and non-elective safe harbor contributions plus actual earnings thereon. Vesting in discretionary employer contributions is based on years of continuous service. A participant is 20% vested after two years of service are completed, 40% vested after three years, 60% vested after four years, and 100% vested after five years of service are completed in the discretionary matching contribution. Participants covered under the Colfax Bargaining Agreement

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

are subject to a three year cliff vesting schedule for profit sharing allocations. Discretionary employer contributions for participants subject to the Collective Bargaining Agreement vest 20% after two years of service is completed and vest an additional 20% per year until full vesting after six years. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

Safe harbor and nonelective employer contributions are fully vested for participants in the Charter Plans effective with the merger of the Charter Plans in January 2013. Nonelective employer contributions for eligible employees hired after January 1, 2013 who are not a collectively bargained participant, vest 20% after two years of service are completed, 40% after three years, 60% after four years, and are fully vested after five years of service are completed. See Note 10, “Subsequent Events” for additional information on changes made to the Plan subsequent to December 31, 2012.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $22,108 and $808, respectively. These amounts will be used to reduce future employer contributions, then to pay Plan expenses, and any remaining amounts will be reallocated to participant accounts. During the year ended December 31, 2012, $75,400 of forfeited nonvested funds were used to reduce employer contributions.

Beginning in the 2013 Plan Year, forfeited nonvested accounts will be used to pay administrative expenses and any remaining amounts will be used to reduce future employer contributions. See Note 10, “Subsequent Events” for additional information on changes made to the Plan subsequent to December 31, 2012.

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments. During 2012, the Plan was amended to permit certain Plan participants who were participants of the Spectrum Staff Management, Inc. 401(k) Plan as of the date of the merger, to receive benefit payments at an early retirement age of 55, with six years of service.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, which was between 4.25% and 9.25% for outstanding loans at December 31, 2012. Principal and interest are paid through payroll deductions.

Beginning in the 2013 Plan Year, the minimum loan a participant may borrow from their fund account increases to $1,000 and maximum loan term decreases to fifteen years if used for the purchase of a primary residence. See Note 10, “Subsequent Events” for additional information on changes made to the Plan subsequent to December 31, 2012.

Administrative Expenses

The Company pays substantially all of the administrative expenses of the Plan for the year ended December 31, 2012. See Note 1, “Description of Plan - Forfeited Accounts” for further discussion regarding the order of use of forfeited nonvested accounts to pay for administrative expenses.

Voting Rights

Each participant is entitled to exercise voting rights for shares of Colfax common stock credited to their account at all times that Colfax Corporation shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The fair value of the shares of mutual funds owned by the Plan is based on quoted net asset values on the last business day of the Plan year.

The unit value of the common collective trusts is based on the fair value of underlying assets in the trusts. The underlying assets of the common collective trust funds include investment primarily in equity securities, long positions traded in over-the counter transactions, portfolio securities, investments in open-end investment contracts, and other collective trust funds that invest in equity securities, corporate debt, commercial mortgage and other asset-backed securities, government bonds, mutual funds, U.S. Treasury and other U.S. government securities, investment grade fixed and floating rate securities, security investment contracts issued by banks and insurance companies (“wrap contracts”) and traditional guaranteed investment contracts (“GICs”). Investments traded on national securities exchanges and over-the-counter markets are valued at the last reported sales or available bid price. Investments in open-end investment companies, mutual funds and other collective trust funds are valued at their net asset value, or price per unit, of each underlying trust. Short-term securities are stated at amortized cost (which approximates market value) if maturity is 60 days or less at the time of purchase, or at market value if maturity is greater than 60 days. Debt securities are valued on the basis of valuations provided by an approved independent pricing service. If valuations are not available from such pricing services, valuations are obtained from dealers making a market for such securities. The fair value of wrap contracts is determined based on the change in the present value of each contract's replacement cost.

Investment contracts held by a defined contribution plan either directly or indirectly through a common trust fund must be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits at December 31, 2011 presents the Invesco Stable Value Retirement Fund at fair value as well as the adjustment of the fund to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”). Refer to Note 4, “Fair Value Measurements” for related disclosures associated with the Plan's investments.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

3. Investments
During the year ended December 31, 2012, the Plan's investments appreciated in value, as follows:

December 31, 2012
Net appreciation in fair value of investments
Mutual funds	$2,873,284
Common collective trust funds	1,030,489
Common stock	84,649
Net appreciation	$3,988,422

As of December 31, 2012, the Plan held no investments. See Note 10, “Subsequent Events” for a discussion of changes made to the Plan subsequent to December 31, 2012. The fair values of individual investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2011, were as follows:

December 31, 2011
Invesco Stable Value Retirement Fund 4, at contract value	$20,051,177
American Funds American Balanced Fund	4,986,985
Bank of America N.A. Equity Index Trust 12	4,922,733
PIMCO Total Return Fund	4,550,695
Allianz NFJ Small Cap Value Fund	4,432,317
Hartford Dividend & Growth Fund	3,546,210
4. Fair Value Measurements

The Plan performs fair value measurements defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One measurements) and the lowest priority to unobservable inputs (Level Three measurements). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
There were no investments subject to fair value measurement as of December 31, 2012, as all investments were liquidated in anticipation of a transfer to a new Trustee effective January 1, 2013. See Note 10, “Subsequent Events” for further discussion.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

The Plan's assets that are measured at fair value on a recurring basis were as follows as of December 31, 2011:

	December 31, 2011
	Level One	Level Two	Level Three	Total
Common stock	$80,154	$—	$—	$80,154
Mutual funds:
Domestic equity funds	13,170,824	—	—	13,170,824
Balanced fund	4,986,985	—	—	4,986,985
International funds	6,266,902	—	—	6,266,902
Fixed income fund	4,550,695	—	—	4,550,695
Total mutual funds	28,975,406	—	—	28,975,406

Common collective trust funds:
Equity funds	—	7,516,119	—	7,516,119
Balanced funds	—	1,606,756	—	1,606,756
Fixed income fund	—	20,151,937	—	20,151,937
Total common collective trust funds	—	29,274,812	—	29,274,812
Total	$29,055,560	$29,274,812	$—	$58,330,372

There were no transfers in or out of Level One, Two or Three during the years ended December 31, 2012 or 2011.

The Plan invested in several common collective trusts with investment objectives as follows:

•
Invesco Stable Value Retirement Fund - seeks the preservation of principal and provides interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

•
Manning & Napier Retirement Target Collective Investment Trusts - designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon.

•
Bank of America, N.A. Equity Index Trust - invests in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor's 500 Composite Stock Index (or other such index representing a significant portion of U.S. stock market capitalization) before deduction of expenses.

•
Bank of America, N.A. Mid Cap Equity Index Trust - invests in a portfolio of assets that seeks to replicate the performance of the Standard & Poor's MidCap 400 Index by investing in the common stock of U.S. public companies across diversified sectors.

Investments in all common collective trust funds can be redeemed immediately at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2012 or 2011.

5. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future statements of net assets available for benefits.

6. Tax Status

The Plan is a prototype plan of Merrill Lynch, Pierce, Fenner & Smith, Inc., the predecessor in a merger with Bank of America, N.A., which received an opinion letter on March 31, 2008, in which the Internal Revenue Service stated that the form of the Plan document was acceptable under the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income tax has been included in the Plan's financial statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

7. Party-in-Interest Transactions

Certain Plan investments consist of units of common collective trust funds managed by affiliates of the Trustee. Plan investments also include Colfax common stock. Colfax is the administrator of the Plan. These transactions qualify as exempt party-in-interest transactions.

During 2012, the Company failed to remit to the Trustee an employee contribution totaling approximately $847 within the period prescribed by Department of Labor regulations. The delinquent remittance is considered a nonexempt party-in-interest transaction. On March 4, 2013 the Company remitted the delinquent contribution amount to the affected participant’s account along with the amount of income, totaling $5, that would have been earned had the contribution been remitted on a timely basis.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

9. Reconciliation to Form 5500

The following is a reconciliation of amounts in the financial statements to Form 5500 as of December 31, 2012 and 2011 and for the year ended December 31, 2012:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$71,113,903	$59,535,944
Transfers in from Charter Plans(1)	123,962,790	—
Adjustment from contract value to fair value for fully benefit responsive investment contracts	—	100,760
Total net assets per Form 5500	$195,076,693	$59,636,704

Year Ended December 31, 2012
Total additions per the financial statements	$12,730,177
Forfeitures used to reduce employer contributions	75,400
Prior year adjustment from contract value to fair value for fully benefit responsive investment contracts	(100,760)
Total income per Form 5500	$12,704,817

Total deductions per the financial statements	$9,790,004
Forfeitures used to reduce employer contributions	75,400
Total expenses per Form 5500	$9,865,404

Net increase in net assets available for benefits per the financial statements	$11,577,959
Prior year adjustment from contract value to fair value for fully benefit responsive investment contracts	(100,760)
Transfers in from Charter Plans(1)	123,962,790
Net income, including transfers in, per Form 5500	$135,439,989
__________
(1) As discussed in Note 10, “Subsequent Events” the Charter Plans were merged with the Plan effective January 1, 2013. Transfers in from Charter Plans have been recorded as a receivable to the Plan as of December 31, 2012 on the Form 5500.

10. Subsequent Events

On January 1, 2013, the Company consolidated the Charter Plans with the Colfax Corporation 401(k) Savings Plus Plan resulting in the transfer of additional assets of approximately $124.0 million. The Company also amended certain Plan provisions effective for the 2013 Plan Year. See Note 1, “Description of the Plan” for a discussion of changes made to Plan participation

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

subsequent to December 31, 2012. Participants should refer to the amended Plan document for a more complete description of changes made to the Plan's provisions.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP(1)	Contributions Pending Correction in VFCP
$847	$—	$847	$—	$—
__________
(1) On March 4, 2013 the Company remitted the delinquent contribution amount to the affected participant’s account along with the amount of income, totaling $5, that would have been earned had the contribution been remitted on a timely basis.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of Issuer, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Participant loans (1)	N/A	N/A	1,513,894
Total			$1,513,894
__________
(1) Maturity dates range from January 2013 to May 2042 and annual interest rates range from 4.25% to 9.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     Colfax Corporation
Colfax Corporation 401(k) Savings Plan Plus

By:

/s/ C. SCOTT BRANNAN	June 24, 2013
C. Scott Brannan Senior Vice President, Finance and Chief Financial Officer